Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”)
Suite 2300
200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

April 18, 2012

Item 3.	News Release

A press release announcing the material changes referred to in this report was disseminated by Marketwire on April 18, 2012, and both filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.	Summary of Material Change

On April 18, 2012 NovaGold announced Mr. Greg Lang and Ms. Sharon Dowdall were appointed to NovaGold's Board of Directors.

Item 5.	5.1 - Full Description of Material Change

On April 18, 2012 NovaGold announced the appointment of Mr. Gregory A. Lang and Ms. Sharon Dowdall to NovaGold’s Board of Directors, effective immediately.

Mr. Lang is NovaGold’s President and Chief Executive Officer. He has over 30 years of diverse experience in mine operations, project development, and evaluations. Prior to joining NovaGold earlier in 2012, he served as President of Barrick Gold of North America, a wholly-owned subsidiary of Barrick Gold Corporation (“Barrick Gold”), the largest gold producer in the world. In that capacity, Mr. Lang had executive responsibility for Barrick Gold’s nine operations in the United States, Canada and the Dominican Republic, including the Donlin Gold project, equally owned by wholly-owned subsidiaries of NovaGold and Barrick Gold. Prior to Barrick Gold, Mr. Lang served in senior executive positions with Homestake Mining Company and International Corona Corporation, both now part of Barrick Gold. He holds a Bachelor of Science in Mining Engineering from the University of Missouri-Rolla and is a Graduate of the Stanford University Executive Program.

In her 30-year career in the mining industry, Ms. Dowdall served in senior legal capacities for Franco-Nevada Corporation (“Franco-Nevada”), a major gold- focused royalty company; and Newmont Mining Corporation, one of the world’s largest gold producers. During her 20-year tenure as Chief Legal Officer and Corporate Secretary with Franco-Nevada, Ms. Dowdall was one of the principals who transformed an industry pioneer into one of the most successful precious metals enterprises in the world. Prior to joining Franco-Nevada, she practiced law with a major Canadian legal firm specializing in natural resources. Ms. Dowdall is the recipient of the 2011 Canadian General Counsel Award for Business Achievement. She currently serves on several Boards of Canadian exploration and development companies. Ms. Dowdall holds a B.A. (Hons.) from the University of Calgary and an LL.B, from Osgoode Hall at York University.

5.2 - Disclosure for Restructuring Transactions

None.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change and may be contacted by any of the Securities Commissions with respect to the change:

Elaine Sanders
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9.	Date of Report

April 26, 2012